SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF CORPORATE DEMANDS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR. B; LATIBEX: XELT. The & XELT. B), in compliance with Annex I of CVM Resolution 80 of March 29, 2022, communicates to its shareholders and to the market in general, the following corporate demand:

Name of the parties involved in the process:

Author: Association of Employees of Eletrobras ("Author" or "AEEL")

Defendants: Centrais Elétricas Brasileiras S/A – Eletrobras ("Eletrobras") and Federal Government ("Federal Government") and, together with Eletrobras, "Ground"

Process No:	5010138-97.2022.4.02.5101/RJ
Values, goods or rights involved:	The value of the cause was set at R$ 1,000.00 (one thousand reais).
Demand date:	February 16, 2022 (date of share distribution)

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown .. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Main Facts:

This is a declaratory action of nullity, with an injunction request for emergency protection proposed by AEEL in the face of the Union and Eletrobras, in which the Author maintains:

•      Resolution No. 203/2021 of the Council of the Investment Partnerships Program of the Presidency of the Republic ("CPPI"), as amended by Resolution No. 221/2021 of the CPPI, would be illegal for allegedly violating the provisions of article 245 of Law No. 6,404/1976 ("Law 6.404/76"), because the transfer, by Eletrobras, of the shareholding control of Itaipu Binacional ("Itaipu") and the common shares of Eletrobras Termonuclear S.A. ("Electronuclear") to Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. ("ENBpar") – both controlled by the Federal Government – would represent, in the Author's view, a transaction unequal, non-commutative and without adequate compensatory payment";

•      Such a transaction, according to the Author, would cause damage to Eletrobras and, consequently, to its minority shareholders, including AEEL;

•     Eletronuclear and Itaipu would be strategic and highly profitable companies, with high equity and market value, so that the transfer of these assets to ENBpar could not occur to the detriment of Eletrobras, and should have been carried out under commutative conditions or with adequate compensatory payment;

•     Due to the alleged inability of ENBpar to reimburse Eletrobras in a commutative manner or with adequate compensatory payment for the transfer of the shareholding control of Eletronuclear and Itaipu, and to bear the investments necessary for the completion of the works of the Angra 3 Thermonuclear Power Plant, the aforementioned Resolutions created "Highly heterodox modeling", to the detriment of Eletrobras' assets;

•     Such a transaction would constitute an abuse of power by the Federal Government, as the controlling shareholder, pursuant to article 117, paragraph 1, paragraph "a", of Law 6,404/76 and could also generate the liability of the managers for an act of impropriety, for causing losses to Eletrobras, under the terms of the Administrative Improbity Law (Law No. 8,429/1992).

Application or dismissal:

In summary, AEEL requested:

a)  In the case of emergency guardianship, it should be determined:

•        the suspension of the 181st Extraordinary General Meeting of Eletrobras ("181st EGM") which occurred on February 22, 2022, at 2 pm;

•        the suspension of items II, IV, VI, VII, X and XI of article 11 of Resolution 203/2021 of the CPPI, as amended by Resolution 221/2021 of the CPPI;

b)  On the merits, the merits of the action in question for the nullity of items II, IV, VI, VII, X and XI of article 11 of Resolution 203/2021 of the CPPI, as amended by Resolution 221/2021 of the CPPI, were to be decreed.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown .. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Judgment:

In a decision dated 02.18.2022, the request for emergency protection for the suspension of the 181st EGM of Eletrobras was rejected. On 03.04.2022 the request for suspension of the items II, IV, VI, VII, X and XI of art. 11 Resolution No. 203/2021 of the CPPI, as amended by Resolution No. 221/2021, was rejected by the judgment of the 11th Federal Court of Rio de Janeiro.

In a decision dated 08.30.2022, the preliminary supervening loss of part of the object, sustained by Eletrobras, was accepted to extinguish the process without resolution of the merits regarding the request for suspension of the 181st EGM, since the shareholders' meeting had already been held.

On 06.02.2023 a judgment was passed dismissing the application for nullity of the items II, IV, VI, VII, X and XI of article 11 of CPPI Resolution 203/2021, as amended by CPPI Resolution 221/2021, on the following grounds:

•     There was no violation of article 245 of Law 6,404/76, since it is addressed only to the directors of corporations in their personal performance, which did not occur in the case object of the action in question;

•     The transfer of shareholding control of Itaipu to ENBpar met the criteria of commutativity and fair compensation, based on the International Treaty signed between Brazil and Paraguay for the Hydroelectric Exploitation of Water Resources of the Paraná River (Itaipu);

•     In relation to Eletronuclear, a previous study was prepared on the amounts involved in the transfer of the shares issued by Eletronuclear and owned by Eletrobras in favor of ENBPar, taking into account the company's financial assets, the operational assets of Angra I and Angra II and the projects in execution of Angra III;

•     The set of operations necessary for the corporate restructuring of Eletronuclear is peculiar, and the rules relating to transactions with related parties should be applied to them, with some reservation;

•     In summary, in the light of the documents presented, it is not possible to extract safe elements to prove the illegality of the items of article 11 of Resolution No. 203/2021 of the CPPI, as modified by Resolution No. 221/2021 of the CPPI.

It is noteworthy that Eletrobras became aware of the said judgment on 06.12.2023.

Rio de Janeiro, June 20, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown .. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.